Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: March 9, 2015

The following statements were remarks made by Alberto Fornaro on a conference call discussing 2014 fourth quarter/full year earnings for GTECH S.p.A.

Now a quick update on the IGT transaction, complementing what Marco mentioned in the introduction.

As you see on Slide 18, we are progressing as expected with our IGT acquisition-related work streams.

In November, we received consent from holders of our 2018/2020 notes and we redeemed our 2016 notes in December.

In January, our Registration Statement with the SEC became effective.  We also finalized the cash exit rights for GTECH’s shareholders. In February, IGT shareholders approved the merger agreement, and we closed on the 5 billion dollar equivalent secured notes as permanent financing for the IGT acquisition.  As a result of this, we terminated the bridge loan facility.

On February 26, we received approval from the Nevada Gaming Control Board and Nevada Gaming Commission to merge with IGT.  We have now secured all the regulatory approvals required to go ahead with the merger.

On the Integration side, we have identified the new corporate leadership team and formed the four key regional business units.

We are currently in the process of filing cross border merger documentation in the UK and Italy and buying back shares of withdrawing shareholders.  As expected, the progress on critical workstreams is ongoing.

Finally, in view of the imminent closing of the IGT acquisition, it is not meaningful to provide 2015 guidance at this time.  2015 will clearly be a year of building for the future, with the organization focused on integration and building a robust platform for growth.

As we neared the closing of the IGT transaction and our Big Board listing, we decided to strengthen our investor relations capabilities with specific focus on our upcoming US needs. Giuliano Boggiali has accepted another position within the Group, and I would like to thank him here for all his work in advancing Lottomatica and GTECH’s financial communications over the years.  A couple weeks ago, James Hurley joined us as SVP of Investor Relations, reporting to me.  Jim brings to us a rich experience in financial communications for an international blue chip, as well as the benefits of his prior work as a sell-side analyst and banker.  Jim will be based in the US.  The IR team will also comprise Alessandro Baj Badino, whom you all know well, who will be based in London once we relocate our headquarters. So, we have the right team in place, on both sides of the Atlantic, to address all the needs of the global financial community.

Other Information

Following payment on January 21, 2015 of the interim dividend as of November 30, 2014, no additional dividend payment shall be proposed to the Annual General Meeting, whose call remains subject to the failure to consummate, within the first half-year period, the cross-border merger of the Company into International Game Technology PLC (formerly Georgia Worldwide PLC), in connection with the acquisition of IGT.

To this aim, the Company and International Game Technology PLC intend to file an application with the High Court of England & Wales for the cross-border merger to take effect on April 7, 2015.

GTECH also announced that those shares for which cash exit rights were exercised and not purchased through the pre-emptive offer ended on January 9, 2015, will not be offered on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. and will therefore be purchased by GTECH.

GTECH management currently expects the closing of the IGT acquisition on April 7, 2015, subject to the receipt of certain customary regulatory and other approvals, including U.K. Court clearance and NYSE listing authorization, among others.

Related news releases: January 13, 2015; December 17, 2014

Declaration

The manager responsible for preparing GTECH’s financial reports, Alberto Fornaro, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this news release corresponds to the document results, books, and accounting records.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning GTECH, IGT, and International Game Technology PLC (“NewCo”) the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of GTECH, NewCo and IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH or NewCo, or persons acting on their behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo has filed with the SEC a registration statement on Form F-4, which was declared effective on 2 January 2015 (file number 333-199096), which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “International Game Technology PLC”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders on November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended 27 September 2014 and its Proxy Statement on Schedule 14A, dated 24 January 2014, which are filed with the SEC.

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2014, GTECH had approximately €3.1 billion in revenues and 8,800 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com